

August 26, 2014

Via E-mail
Gregg S. Kantor
President and Chief Executive Officer
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

> **Re: Northwest Natural Gas Company**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-15973**

Dear Mr. Kantor:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and results of Operations, page 23

Results of Operations, page 27

Business Segments – Gas Storage, page 34

1. We note various disclosures throughout the document regarding the challenges you have faced in your gas storage business due to less expensive and more stable gas prices in recent periods as well as your disclosure that the market outlook for gas storage in 2014 remains challenging, especially at your California facility where certain multi-year contracts are expiring. We also note the losses incurred in your natural gas operations

during the second quarter of fiscal year 2014 due to having re-contracted certain expiring storage capacity for the 2014-15 gas storage year at lower prices due to the current market environment. In light of the preceding, please expand your disclosures here and in Form 10-Q, as applicable, to discuss if any impairment testing of your gas storage facilities/assets has been conducted during the fiscal year ended December 31, 2013 or in the six months ended June 30, 2014, and if so, the results of the testing indicating the factors considered and assumptions made in concluding no adjustments to the assets were necessary. For example, you should disclose the timing and extent of any assumed recovery of the gas storage market as well as your consideration of the currently low and stable forward gas price curves. We believe disclosures should be sufficient to allow readers to ascertain the likelihood of material impairment charges in the upcoming periods; thus, please also disclose the sensitivity of the impairment tests to changes in assumptions.

Item 8. Financial Statements and Supplementary Data, page 51

Notes to Consolidated Financial Statements, page 59

12. Investments, page 78

2. We note your disclosure that you account for investments in life insurance policies at cash surrender value, net of policy loans. However, we also note your disclosure on page 15 of Form 10-Q for the quarterly period ended June 30, 2014 that financial investments in life insurance policies are accounted for at fair value. Please revise to address this apparent inconsistency and tell us the basis in GAAP for your accounting for investments in life insurance policies.

16. Revision of Prior Period Financial Statements, page 85

3. We note your disclosure that during the first quarter of 2013 you identified an error in the rate used to calculate interest on certain regulatory assets. Your disclosure refers to the equity component of your authorized rate of return (ROR) that should not have been capitalized and a cumulative pre-tax impact for 2003 through 2012 of $5.6 million to regulatory assets and other income and expense. The cumulative impact would have been material to the annual and interim periods for 2013 so you revised prior period financial statements to correct the error. Please address the following:

- Tells us when and how the error was identified. If it was identified through your processes or internal controls, explain why the error was not identified in an earlier period given that it dates back to 2003.

- Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the error and, if so, how you evaluated the severity of those deficiencies.

- Tell us if you made changes or improvements in your internal controls over financial reporting (ICFR) due to the error disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief